

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via U.S. Mail and Facsimile (770/206-4260)

Mail Stop 4631

March 16, 2010

Robert Barker
Executive Vice President and General Counsel
Mueller Water Products, Inc.
600 Northpark Town Center
1200 Abernathy Road N.E. Suite 1200
Atlanta, Georgia 30328

> **Re:** **Mueller Water Products, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed November 24, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 16, 2009**
> **File No. 001-32892**

Dear Mr. Barker:

We have completed our review of your Form 10-K for the fiscal year ended September 30, 2009 and related filings and have no further comments at this time.

Sincerely,

Jay Ingram
Legal Branch Chief